K&L GATES LLP STATE STREET FINANCIAL CENTER ONE LINCOLN STREET BOSTON, MA 02111-2950 T 617.261.3100 F 617.261.3175

August 15, 2013

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 02549
Attention: Sunny Oh

Re:	John Hancock Variable Insurance Trust (the “Trust”) — File No. 811-190006
Registration Statement on Form N-14

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 12, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to the registration statement on Form N-14 relating to the registration of shares of various series of the Trust (each an “Acquiring Fund”) in connection with the reorganizations (each a “Reorganization”) of various other series of the Trust (each an “Acquired Fund”), as detailed in the following table (the “Registration Statement”). The Registration Statement was filed with the SEC on July 18, 2013, accession no. 0000898432-13-001031.

Acquired Fund	Acquiring Fund
All Cap Value Trust	Fundamental Large Cap Value Trust
Core Allocation Plus Trust	Core Strategy Trust
Core Fundamental Holdings Trust	Core Strategy Trust
Core Global Diversification Trust	Core Strategy Trust
Disciplined Diversification Trust	Core Strategy Trust
Fundamental Holdings Trust	Core Strategy Trust
Global Diversification Trust	Core Strategy Trust
Smaller Company Growth Trust	Small Cap Opportunities Trust

For convenience, we have set forth each comment below, followed by the Trust’s response. Capitalized terms not otherwise defined have the same meaning as given in the Registration Statement.

Comment 1 — In the letter entitled “Dear Variable Annuity and Variable Life Contract Owners” (the “Contract Owner Letter”), and on pages ii and 2 of the combined proxy statement and prospectus (the “Proxy/Prospectus), it is stated that “For a certain variable annuity insurance contract that currently invests in Series I shares of Fundamental Holdings Trust, it is expected that, after the Reorganization, John Hancock USA and John Hancock NY will replace such Series I shares with Series NAV shares issued by Core Strategy Trust having an equal value.” Please expand this disclosure to give more information about this transaction. Alternatively, please add appropriate cross-references to the section of the Proxy/Prospectus entitled “Other Matters Regarding Contract Holders of Series I Shares of Fundamental Holdings Trust.”

Response to Comment 1 — The Trust will add appropriate cross-references in the Contract Owner Letter and the section of the Proxy/Prospectus entitled “Other Matters Regarding Contract Holders of Series I Shares of Fundamental Holdings Trust.”

Securities and Exchange Commission
August 15, 2013

Comments 2 through 11 Relate to the Proxy/Prospectus

Comment 2

(a)	On the front cover, please disclose that the Trust’s annual report is incorporated by reference, and provide the file number for such report.

(b)	On the front cover, please include the file numbers for the Trust’s Statement of Additional Information dated April 30, 2013.

Responses to Comment 2

(a) and (b)	The Trust has made the requested changes.

Comment 3

(a)	On the front cover, please provide the information required by Item 1(b)(2) of Form N-14 regarding the type of funds involved in the Registration Statement.

(b)	On p. ii, in defining the term “Exchange Date,” please disclose the expected date of the closing of the Reorganizations.

Responses to Comment 3

(a) and (b)	The Trust has made the requested changes.

Comment 4

(a)
On p. 2, please correct the first sentence of the last paragraph to state that “Each Acquired Fund has an investment objective and principal investment strategies that are similar to those of its corresponding Acquiring Fund.

(b)	On p. 3, please disclose in the last paragraph that the estimated expenses of the Reorganizations will reduce the Acquired Fund’s net asset value per share.

Responses to Comment 4

(a) and (b)	The Trust has made the requested changes.

Comment 5

(a)
For each Proposal, under “Comparison of Acquired and Acquiring Funds,” please add general introductory language regarding a summary of the similarities and differences between the Acquired and Acquiring Funds’ investment objectives and policies.

(b)	For each Proposal, under “Comparison of Acquired and Acquiring Funds,” please add additional information regarding the differences between the Acquired and Acquiring Funds investment policies.

(c)	For Proposals 2 through 7, in the chart under “Comparison of Acquired and Acquiring Funds,” please disclose that Core Strategy Trust is not permitted to acquire other funds of funds.

Securities and Exchange Commission
August 15, 2013

(d)	For Proposal 8, please add disclosure regarding how Frontier and Perimeter manage Smaller Company Growth Trust.

Responses to Comment 5

(a), (b), (c) and (d)	The Trust has made the requested changes.

Comment 6

(a)
For each Proposal, in the introduction to “Comparison of, and Effect on, Fund Operating Expenses,” please add a summary statement regarding the expected effect of the Reorganization on the Acquiring Fund’s pro forma operating expenses. With respect to each of Proposals 2 through 7, please disclose whether this expected effect would be the case if only that particular Reorganization is approved, or if all Reorganizations involving Core Strategy Trust are approved.

(b)
For each Proposal, in the introduction to “Comparison of, and Effect on, Fund Operating Expenses,” please add the words “and examples” after the words “expense ratios” in the following sentence: “The expense ratios below do not reflect the fees and expenses of any variable contract that may use JHVIT as its underlying investment medium.”

(c)
For Proposal 6, please move expense information regarding Series NAV shares of Core Strategy Trust that will replace Series I shares of this fund received by holders of Series I shares of Fundamental Holdings Trust to “Other Matters Regarding Contract Holders of Series I Shares of Fundamental Holdings Trust.”

Responses to Comment 6

(a), (b) and (c)	The Trust has made the requested changes.

Comment 7 — For Proposal 5, please disclose that the underlying funds in which Core Strategy Trust invests are subject to high portfolio turnover and index management risk.

Response to Comment 7 — We note that these risks are covered under “Specific Risks of Core Strategy Trust’s Underlying Funds.” Accordingly, we do not believe that any changes are necessary in response to this comment.

Comment 8

(a)
For each Proposal, in “Investment Management Fees/Subadvisory Arrangements,” please include a general statement regarding whether the Acquiring Fund’s advisory fees are higher or lower than those of the Acquired Fund.

(b)
In Proposal 8, please reconcile the differences between the advisory fees for the Acquired and Acquiring Funds shown in the fee table in “Comparison of, and Effect on, Fund Operating Expenses,” and the advisory fees that have been paid during the most recent fiscal year, as shown in “Investment Management Fees/Subadvisory Arrangements.”

Responses to Comment 8

(a)	The Trust has made the requested changes.

Securities and Exchange Commission
August 15, 2013

(b)
In Proposal 8, the advisory fees for the Acquired and Acquiring Funds shown in the fee table reflect the advisory fees incurred prior to the application of contractual fee limitations. In contrast, the advisory fees shown in “Investment Management Fees/Subadvisory Arrangements” reflect the application of contractual expense limitations. The Trust has added appropriate disclosure to this effect in this section.

Comment 9

(a)	In each Proposal, in “Performance,” please include a brief statement regarding the relative performance of the Acquired and Acquiring Funds.

(b)	In each Proposal, in the introduction to “Performance,” please insert the words “average annual total returns” immediately before the word “table.”

(c)
In “Performance,” the staff notes that for funds with share classes that have different inception dates, performance shown for periods prior to the inception date of a class is the performance of the fund’s oldest share class. Please provide the legal basis for this approach.

(d)
For Proposals 2, 5, 6, 7 and 8, the staff notes that the bar charts in “Performance” show one class for the Acquired Fund and a different share class for the Acquiring Fund. Please explain supplementally why the Trust believes that this approach is appropriate.

(e)	In Proposal 6, please move performance information for Series NAV shares to “Other Matters Regarding Contract Holders of Series I Shares of Fundamental Holdings Trust.”

Responses to Comment 9

(a) and (b)	The Trust has made the requested changes.

(c)
The calculation of the performance of the funds’ newer share classes is consistent with the SEC staff’s views, expressed in no action letters to Merrill Lynch Asset Management (March 9, 1990) and IDS Financial Corp. (Dec. 19, 1994), that a new class of shares of a fund may include the performance of the fund’s oldest class of shares adjusted for front- or back-end sales loads applicable to the new class, but not for Rule 12b-1 fees applicable to the new class. This approach is explained in the introductory paragraph to the performance tables presented in each Proposal, as follows:

Unless all share classes shown in the average annual total returns table have the same inception date, performance shown for periods prior to the inception date of a class is the performance of the fund’s oldest share class. This pre-inception performance, with respect to any other share class of the fund, has not been adjusted to reflect the Rule 12b-1 fees of that class. As a result, the pre-inception performance shown for a share class other than the oldest share class may be higher or lower than it would be if adjusted to reflect the Rule 12b-1 fees of the class. The performance information below does not reflect fees and expenses of any variable insurance contract that may use JHVIT as its underlying investment medium. If such fees and expenses had been reflected, performance would be lower.

We also respectfully note that the staff had provided a similar comment to JHVIT on August 8, 2012 in connection with a post-effective amendment to its registration statement on Form N-1A to register Series I and Series II shares of 500 Index Trust B,

Securities and Exchange Commission
August 15, 2013

International Equity Index Trust B and Total Bond Market Trust B, which was filed on June 28, 2012 (File Nos. 2-94157; 811-4146). We further note that the Trust had provided a similar response to this comment in a letter to the staff dated August 20, 2012, and that the Trust had not received a follow-up comment from the staff on this issue at that time.

(d)
For Proposals 2, 5, 6, 7 and 8, the Trust believes that it is appropriate that the bar charts in “Performance” show one class for the Acquired Fund and a different share class for the Acquiring Fund, because performance information for the oldest class of shares is shown for each fund, consistent with Instruction 3(a) to Item 4 of Form N-1A (information responsive to Item 4 of Form N-1A is included in the Proxy/Prospectus in accordance with Items 5 and 6 of Form N-14).

In addition, we note that for each of these Proposals, the share class information shown for the Acquiring Fund relates to a class of shares with higher expenses than the share class shown for the Acquired Fund. As a result, in each such case, the performance information shown for the Acquiring Fund is lower than the information that would be shown had the Acquiring Fund used the same share class used by the Acquired Fund.

Finally, the Trust has added the following statement in the introduction to “Performance”:

The calendar year total returns for each fund represent the returns for the fund’s oldest share class.

(e)	The Trust has made the requested changes.

Comment 10

(a)
In “Information About the Reorganizations — Reasons for the Reorganizations,” please reconcile the statement that each Acquiring Fund has principal investment strategies that are “substantially” similar to those of its corresponding Acquired Fund, with other statements in the Proxy/Prospectus that characterize the Acquiring and Acquired Funds’ principal investment strategies as “similar.”

(b)
In “Board Consideration of the Reorganizations,” please disclose that, in light of the dates that the Board met to consider the Reorganizations, the Board had reviewed performance information for the funds as of a date that differs from that presented in the Proposals.

Responses to Comment 10

(a)
The Trust has amended “Information About the Reorganizations — Reasons for the Reorganizations” to state that the Acquiring and Acquired Funds’ principal investment strategies are “similar” rather than “substantially similar.”

(b)	The Trust has made the requested change.

Comment 11 — Please disclose the identity and percentage ownership of any 5% record holders of the funds’ shares.

Response to Comment 11 —The Trust has made the requested changes.

Securities and Exchange Commission
August 15, 2013

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Registration Statement, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Acquiring Funds, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

cc: Betsy Anne Seel